Exhibit 99.1

Kamada Reports Strong Second Quarter and First Half 2023 Financial Results;

Reiterates 2023 Revenue and Profitability Guidance

●	Second Quarter 2023 Revenues were $37.4 Million, Representing a 59% Increase Year-over-Year; First Half 2023 Revenues of $68.2 Million, Up 32% Year-over-Year

●	First Half 2023 Adjusted EBITDA of $9.9 Million, Up 24% Year-over-Year

●	Robust Second Quarter Results and Positive Outlook for Second Half of 2023 Support Reiteration of Fiscal Year 2023 Revenue Guidance of $138 Million - $146 Million, and Adjusted EBITDA of $22 Million to $26 Million

●	Extended U.S. Distribution Agreement for KEDRAB® Rabies Immunoglobulin with Kedrion Biopharma Through March 2026

●	Reports Positive Scientific Advice from European Medicines Agency (EMA) Regarding Ongoing Pivotal Inhaled AAT Study that Reconfirms the Overall Design of the Study and Acknowledges Certain Positive Results Demonstrated in Previously Completed Phase 2/3 Study

●	Shareholder Vote to Approve $60 Million Private Placement with FIMI Opportunity Funds Scheduled for August 29, 2023

●	Conference Call and Live Webcast Today at 8:30 AM ET

Rehovot, Israel, and Hoboken, NJ – August 16, 2023 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced financial results for the three and six months ended June 30, 2023.

“Our strong start to 2023 continued in the second quarter, both financially and operationally,” said Amir London, Kamada’s Chief Executive Officer. “With total revenues for the first six months of the year of $68.2 million, which represented year-over-year growth of 32%, and adjusted EBITDA of $9.9 million, representing 24% growth year-over-year, we achieved the top- and bottom-line growth anticipated in our business during the first six months of the year. We continue to effectively leverage our multiple growth drivers, including a significant increase of KEDRAB® sales to Kedrion for further distribution in the U.S., as well as the portfolio of the four FDA-approved Immunoglobulins (CYTOGAM®, HEPAGAMB®, VARIZIG® and WINRHO® SDF), and our Israeli distribution business.”

“Importantly, we expect the momentum in our business to continue through the second half of the year, with full-year profitability to be further meaningfully enhanced as compared to last year. As such, we are reiterating our full-year 2023 revenue guidance of $138 million to $146 million and adjusted EBITDA of $22 million to $26 million; the mid-point of the range would represent profitability growth of approximately 35% over 2022,” continued Mr. London.

“We continue to advance our pivotal phase 3 InnovAATe trial for Inhaled AAT and recently received positive scientific advice from the European Medicines Agency (EMA) that reconfirmed the overall design of the on-going study and acknowledged the statistically and clinically meaningful improvement in lung function (FEV1) demonstrated in our previous Phase 2/3 European study, which served as the basis for the design and the selection of the primary endpoint of our current pivotal Phase 3 study. Discussion with the FDA regarding study progress will be completed by the end of 2023,” added Mr. London.

“We are actively engaged in seeking shareholders' approval, later this month, for the $60 million share purchase agreement previously signed with FIMI. This strategic investment will provide us with financial flexibility to pursue compelling business development opportunities, a process that we have initiated, and will be further ramped up upon receipt of shareholder approval and closing of the transaction. Additionally, the recent extension through March 2026 of our U.S distribution agreement with Kedrion for KEDRAB assures that this important product will remain a key growth catalyst for Kamada. We remain in active discussions with Kedrion to potentially further expand the scope of the collaboration,” concluded Mr. London.

Financial Highlights for the Three Months Ended June 30, 2023

●	Total revenues were $37.4 million in the second quarter of 2023, a 59% increase from the $23.6 million recorded in the second quarter of 2022. The increase in revenues was primarily attributable to increased sales of KEDRAB to Kedrion due to increased demand for the product in the U.S. market. As a reminder, during the second quarter of 2022, a portion of sales were delayed due to the labor strike at the Company’s manufacturing facility in Israel.

●	Gross profit and gross margins were $14.4 million and 39%, respectively, in the second quarter of 2023, compared to $7.2 million and 31%, respectively, reported in the second quarter of 2022. Cost of goods sold in the Company’s Proprietary segment included $1.3 million of depreciation expenses associated with intangible assets generated through the IgG products acquisition. As a reminder, gross profit, and gross margin for the second quarter of 2022 were affected by a $3.3 million loss as a result of the labor strike at the Company’s manufacturing facility in Israel.

●	Operating expenses, including R&D, Sales & Marketing (S&M), G&A and other expenses, totaled $11.8 million in the second quarter of 2023, as compared to $9.5 million in the second quarter of 2022. S&M costs included $0.4 million of depreciation expenses of intangible assets generated through the IgG products acquisition. The increase in operating expenses was attributable to an increase in S&M costs associated with the acquired portfolio commercial operation, as well as increased R&D costs, primarily due to advancing the pivotal Phase 3 InnovAATe trial for Inhaled AAT.

●	Net income was $1.8 million, or $0.04 per share, in the second quarter of 2023, as compared to a net loss of $3.9 million, or $(0.09) per share, in the second quarter of 2022.

●	Adjusted EBITDA, as detailed in the tables below, was $6.0 million in the second quarter of 2023, as compared to $1.3 million in the second quarter of 2022. As a reminder, adjusted EBITDA for the second quarter of 2022 was affected by the labor strike related loss. Adjusted EBITDA for the second quarter of 2022, excluding such loss associated with the labor strike, would have been $4.7 million.

●	Cash provided by operating activities was $1.8 million in the second quarter of 2023, as compared to cash provided by operating activities of $10.9 million in the second quarter of 2022. The change was correlated to the changes in the Company’s working capital.

Financial Highlights for the Six Months Ended June 30, 2023

●	Total revenues for the first six months of 2023 were $68.2 million, a 32% increase from the $51.7 million generated in the first six months of 2022. The increase in revenues was primarily attributable to increased sales of KEDRAB to Kedrion due to increased demand for the product in the U.S. market.

●	Gross profit and gross margins for the first six months of 2023 were $26.3 million and 39%, respectively, compared to $18.5 million and 36%, respectively, in the first half of 2022. Cost of goods sold in the Company’s Proprietary segment included $2.7 million of depreciation expenses associated with intangible assets generated through the IgG products acquisition. As a reminder, gross profit, and gross margin for the first six months of 2022 were affected by a $3.3 million loss as a result of the labor strike at the Company’s manufacturing facility in Israel.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $23.4 million in the first six months of 2023, as compared to $20.6 million in the first half of 2022. S&M costs included $0.8 million of depreciation expenses of intangible assets generated through the IgG products acquisition. The increase in operating expenses was attributable to an increase in S&M costs associated with the acquired portfolio commercial operation, as well as increased R&D costs, primarily due to advancing the pivotal Phase 3 InnovAATe trial for Inhaled AAT.

●	Net profit for the first six months of 2023 was $3,000, or less than one cent per share, as compared to net loss of $5.7 million, or $(0.13) per share, in the prior year period.

●	Adjusted EBITDA, as detailed in the tables below, was $9.9 million in the first six months of 2023, as compared to $4.6 million in the first six months of 2022. As a reminder, adjusted EBITDA for the first six months of 2022 were affected by a $3.3 million loss as result of the labor strike at the Company’s manufacturing facility in Israel. The adjusted EBITDA for the first six months of 2023 represented a 24% increase compared to the adjusted EBITDA excluding labor strike related loss for the first six months of 2022.

●	Cash used in operating activities during the first six months of 2023 was approximately $1.0 million, as compared to cash provided by operating activities of $16.4 million during the first six months of 2022. The change was correlated to the changes in the Company’s working capital.

Balance Sheet Highlights

As of June 30, 2023, the Company had cash, cash equivalents, and short-term investments of $21.8 million, as compared to $34.3 million as of December 31, 2022. This figure does not include the expected net proceeds from the recently announced $60 million financing, which is expected to close, subject to shareholders' vote, during the third quarter of 2023.

Recent Corporate Highlights

●	Announced that Kedrion exercised its option to extend through March 2026 the KEDRAB distribution agreement.

Fiscal Year 2023 Guidance

Kamada continues to expect to generate fiscal year 2023 total revenues in the range of $138 million to $146 million. The Company also continues to anticipate generating adjusted EBITDA during 2023 in the range of $22 million to $26 million, the mid-point of the range would represent profitability growth of approximately 35% over 2022.

Conference Call

Kamada management will host an investment community conference call on Wednesday, August 16, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-877-407-0792 (from within the U.S.), 1 809-406-247 (from Israel), or 1 201-689-8263 (International) and entering the conference identification number: 13740401. The call will also be webcast live on the Internet at:

https://viavid.webcasts.com/starthere.jsp?ei=1626943&tp_key=6e37fa90e3.

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use this non-IFRS financial measure to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes this non-IFRS financial measure are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA and adjusted EBITDA are defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, plus non-cash share-based compensation expenses and certain other costs.

About Kamada

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: CYTOGAM®, KEDRAB®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers. During recent years the Company added eleven biosimilar products to its Israeli distribution portfolio, which, subject to the European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D). In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: (1) Expectation that the momentum in our business to continue through the second half of the year, with profitability to be further meaningfully enhanced as compared to last year; (2) 2023 revenue guidance in the range of $138 Million to $146 Million; (3) 2023 adjusted EBITDA to be in the range of $22 million to $26 million, with the mid-point of the range representing profitability growth of approximately 35% over 2022; (4) Discussion with the FDA regarding study progress to be completed by the end of 2023; (5) Potential expansion of the scope of the collaboration between Kamada and Kedrion; (6) effectively leveraging multiple growth drivers, including significant increase of KEDRAB sales to Kedrion, the portfolio of four FDA approved IgGs acquired in late 2021, the sales of our other Proprietary products in the international markets, and our Israeli distribution business; (7) shareholder approval and expected closing of the recently announced $60 million financing in the third quarter of 2023; (8) The financing providing the Company with financial flexibility, allowing the Company to accelerate the growth of its existing business and pursue compelling business development opportunities; and (9) Optimism about AATD Phase 3 clinical trial progress, including preliminary outcome from EMA discussions. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to continuation of inbound and outbound international delivery routes, continued demand for Kamada’s products, financial conditions of the Company’s customer, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the recent acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial in new locations, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

(212) 915-2578

britchie@LifeSciAdvisors.com

KAMADA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of June 30,		As of December 31,
	2023	2022	2022
	Unaudited		Audited
	U.S Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$21,788	$29,933	$34,258
Trade receivables, net	24,581	17,738	27,252
Other accounts receivables	3,077	6,410	8,710
Inventories	80,237	64,520	68,785
Total Current Assets	129,683	118,601	139,005

Non-Current Assets
Property, plant and equipment, net	26,936	25,914	26,157
Right-of-use assets	5,517	2,810	2,568
Intangible assets, Goodwill and other long-term assets	143,986	150,449	147,072
Contract assets	8,267	6,361	7,577
Total Non-Current Assets	184,706	185,534	183,374
Total Assets	$314,389	$304,135	$322,379
Liabilities
Current Liabilities
Current maturities of bank loans	$4,444	$4,449	$4,444
Current maturities of lease liabilities	1,063	1,010	1,016
Current maturities of other long term liabilities	25,077	20,117	29,708
Trade payables	27,969	17,954	32,917
Other accounts payables	7,235	6,110	7,585
Deferred revenues	38	40	35
Total Current Liabilities	65,826	49,680	75,705

Non-Current Liabilities
Bank loans	10,741	15,185	12,963
Lease liabilities	4,972	2,492	2,177
Contingent consideration	19,028	23,121	17,534
Other long-term liabilities	36,514	41,304	37,308
Deferred revenues	0	15	-
Employee benefit liabilities, net	556	764	672
Total Non-Current Liabilities	71,811	82,881	70,654

Shareholder’s Equity
Ordinary shares	11,737	11,731	11,734
Additional paid in capital net	210,727	210,319	210,495
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(67)	(442)	(88)
Capital reserve from share-based payments	5,902	5,097	5,505
Capital reserve from employee benefits	424	271	348
Accumulated deficit	(48,481)	(51,912)	(48,484)
Total Shareholder’s Equity	176,752	171,574	176,020
Total Liabilities and Shareholder’s Equity	$314,389	$304,135	$322,379

KAMADA LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2023	2022	2023	2022	2022
	Unaudited		Unaudited		Audited
	U.S Dollars in thousands

Revenues from proprietary products	$55,001	$41,618	$30,940	$18,607	$102,598
Revenues from distribution	13,152	10,065	6,503	4,983	26,741

Total revenues	68,153	51,683	37,443	23,590	129,339

Cost of revenues from proprietary products	30,416	24,705	17,192	12,256	58,229
Cost of revenues from distribution	11,462	8,436	5,815	4,094	24,407

Total cost of revenues	41,878	33,141	23,007	16,350	82,636

Gross profit	26,275	18,542	14,436	7,240	46,703

Research and development expenses	7,514	7,063	4,283	2,643	13,172
Selling and marketing expenses	7,862	6,592	3,940	3,271	15,284
General and administrative expenses	6,902	6,316	3,484	3,311	12,803
Other expenses	1,077	619	98	309	912
Operating income (loss)	2,920	(2,048)	2,631	(2,294)	4,532

Financial income	25	3	-	1	91
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	173	593	22	424	298
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(2,070)	(3,875)	(309)	(1,865)	(6,266)
Financial expenses	(939)	(372)	(439)	(178)	(914)
Income (expense) before tax on income	109	(5,699)	1,905	(3,912)	(2,259)
Taxes on income	106	50	93	9	62

Net Income (loss)	$3	$(5,749)	$1,812	$(3,921)	$(2,321)

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Gain (loss) on cash flow hedges	(244)	(784)	(88)	(676)	(776)
Net amounts transferred to the statement of profit or loss for cash flow hedges	265	288	120	222	634
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	76	420	(115)	420	497
Tax effect	-	-	-	-	-
Total comprehensive income (loss)	$100	$(5,825)	$1,729	$(3,955)	$(1,966)

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.00	$(0.13)	$0.04	$(0.09)	$(0.05)
Diluted net earnings per share	$0.00	$(0.13)	$0.04	$(0.09)	$(0.05)

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2023	2022	2023	2022	2022
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income (loss)	$3	$(5,749)	$1,812	$(3,921)	$(2,321)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	6,327	6,088	3,204	3,061	12,155
Financial expenses (income), net	2,811	3,651	726	1,618	6,791
Cost of share-based payment	629	569	214	376	1,153
Taxes on income	106	50	93	9	62
Loss (gain) from sale of property and equipment	(5)	-	-	-	-
Change in employee benefit liabilities, net	(40)	(96)	(32)	(84)	(111)
	9,828	10,262	4,205	4,980	20,050
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	2,696	17,102	(3,610)	3,610	7,603
Decrease (increase) in other accounts receivables	1,539	2,073	177	1,484	(578)
Decrease (increase) in inventories	(11,452)	2,903	(482)	241	(1,361)
Decrease (increase) in deferred expenses	3,042	(484)	(512)	(374)	(1,340)
Increase (decrease) in trade payables	(5,436)	(7,843)	1,276	5,806	7,055
Increase (decrease) in other accounts payables	(408)	(1,517)	(170)	(745)	290
Decrease in deferred revenues	3	-	(381)	-	(20)
	(10,016)	12,234	(3,702)	10,022	11,649
Cash received (paid) during the period for:

Interest paid	(744)	(380)	(403)	(186)	(853)
Interest received	25	3	0	1	97
Taxes paid	(112)	(18)	(94)	(9)	(36)
	(831)	(395)	(497)	(194)	(792)

Net cash provided by (used in) operating activities	$(1,016)	$16,352	$1,818	$10,887	$28,586

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2023	2022	2023	2022	2022
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Purchase of property and equipment and intangible assets	$(2,147)	$(1,191)	$(1,048)	$(678)	$(3,784)
Proceeds from sale of property and equipment	6	-	-	-	-
Business combination	-	-	-	-	-
Net cash provided by (used in) investing activities	(2,141)	(1,191)	(1,048)	(678)	(3,784)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	3	6	2	3	9
Receipt of long-term loans	-	-	-	-	-
Repayment of lease liabilities	(517)	(573)	(246)	(278)	(1,098)
Repayment of long-term loans	(2,222)	(401)	(1,111)	(385)	(2,628)
Repayment of other long-term liabilities	(6,000)	(3,243)	(4,500)	(1,743)	(5,626)
Net cash provided by (used in) financing activities	(8,736)	(4,211)	(5,855)	(2,403)	(9,343)

Exchange differences on balances of cash and cash equivalent	(577)	396	(248)	160	212

Increase (decrease) in cash and cash equivalents	(12,470)	11,346	(5,333)	7,966	15,671

Cash and cash equivalents at the beginning of the period	34,258	18,587	27,121	21,967	18,587

Cash and cash equivalents at the end of the period	$21,788	$29,933	$21,788	$29,933	$34,258

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$3,585	$296	$5	$121	$551
Purchase of property and equipment and Intangible assets	$840	$775	$840	$775	$618

KAMADA LTD.

NON-IFRS MEASURES – ADJUSTED EBITDA

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2023	2022	2023	2022	2022
	In thousands
Net income	$3	$(5,749)	$1,812	$(3,921)	$(2,321)
Taxes on income	106	50	93	9	62
Financial expense (income), net	2,811	3,651	726	1,618	6,791
Depreciation and amortization expense	6,327	6,088	3,204	3,202	12,155
Non-cash share-based compensation expenses	629	569	214	414	1,153
Adjusted EBITDA	$9,876	$4,639	$6,049	$1,322	$17,840